SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 _____________

                                 SCHEDULE 13G
                                (RULE 13D-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13D-1(B) AND (C) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13D-2(B)
                          (AMENDMENT NO. _________){1}


                       First International Bancorp, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.10 per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   32054Q 10
-------------------------------------------------------------------------------
                                (CUSIP Number)

                                 _____________

**FOOTNOTES**

     {1}   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP No. 32054Q 10                             13G           Page 2 of 7 Pages

  1    NAMES OF REPORTING PERSONS
       IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       Stanley N. Bergman

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) /  /
                                                               (b) /X/
  3    SEC USE ONLY

  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.

                              5     SOLE VOTING POWER
                                    0 shares
          NUMBER OF
           SHARES             6     SHARED VOTING POWER
        BENEFICIALLY                220,908 (see Item 4)
        OWNED BY EACH
          REPORTING           7     SOLE DISPOSITIVE POWER
           PERSON                   0 shares
            WITH
                              8     SHARED DISPOSITIVE POWER
                                    220,908 (see Item 4)

  9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 220,908 (see Item 4)

  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*                                             /X/

  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9 )
       2.8%

  12   TYPE OF REPORTING PERSON*
       IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a). Name of Issuer:

           First International Bancorp, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

           One Commercial Plaza
           Hartford, Connecticut 06103

Item 2(a). Name of Person Filing:

           Stanley N. Bergman (the "reporting person")

Item 2(b). Address of Principal Business Office or, if None, Residence:

           Bergman, Horowitz & Reynolds, P.C.
           157 Church Street
           P.O. Box 426
           New Haven, Connecticut 06502

Item 2(c). Citizenship:

           United States

Item 2(d). Title of Class of Securities:

           common stock, par value $.10 per share ("Common Stock")

Item 2(e). CUSIP Number:

           32054Q 10

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

           Not applicable

Item 4.    Ownership*.

           (a) Amount Beneficially Owned: 220,908 shares

           (b) Percent of Class: 2.8%

           (c) Number of shares as to which such person has:

           (i) sole power to vote or to direct the vote: 0

           (ii) shared power to vote or to direct the vote: 220,908

           (iii) sole power to dispose or to direct the disposition of: 0

           (iv) shared power to dispose or to direct the disposition of:
                220,908

        * The reporting person beneficially owns 220,908 shares of Common Stock, or 2.8% of the shares of Common Stock outstanding, of which (i) 55,227 shares, or 0.7% of the Common Stock, are held as joint trustee with Arnold L. Chase for the Arnold Chase Accumulation Trust I, a trust of which Arnold L. Chase and the children of Arnold L. Chase and Sandra M. Chase are the beneficiaries, (ii) 55,227 shares, or 0.7% of the Common Stock outstanding, are held as joint trustee with Arnold L. Chase for the Arnold Chase Accumulation Trust II, a trust of which Arnold
          L. Chase and the children of Arnold L. Chase and Sandra M. Chase are the beneficiaries, (iii) 55,227 shares, or 0.7% of the Common Stock outstanding, are held as joint trustee with Cheryl A. Chase for the Cheryl A. Chase Accumulation Trust I, a trust of which Cheryl A. Chase and her children are the beneficiaries, and (iv) 55,227 shares, or 0.7% of the Common Stock outstanding, are held as joint trustee with Cheryl A. Chase for the Cheryl A. Chase Accumulation Trust II, a trust of which Cheryl A. Chase and her children are the beneficiaries.

          This Schedule does not relate to, and, in accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the reporting person expressly declares that the filing of this Schedule shall not be construed as an admission that he is, for purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of, any of (i) 938,193 shares of Common Stock, or 11.9% of the shares of Common Stock outstanding, owned as of December 31, 1997, by Arnold L. Chase,
          (ii) 804,787 shares of Common Stock, or 10.2% of the shares of Common Stock outstanding, owned as of December 31, 1997, by Cheryl A. Chase, (iii) 149,877 shares of Common Stock, or 1.9% of the shares of Common Stock outstanding, owned as of December 31, 1997, by David T. Chase, the father of Arnold L. Chase and Cheryl
          A. Chase, (iv) 1,425,000 shares of Common Stock, or 18.1% of the shares of Common Stock outstanding, owned as of December 31, 1997, by Rhoda L. Chase, the mother of Arnold L. Chase and Cheryl
          A. Chase and the spouse of David T. Chase, (v) 32,039 shares of Common Stock, or 0.4% of the shares of Common Stock outstanding, owned as of December 31, 1997, by Cheryl A. Chase Marital Trust, a trust of which Cheryl A Chase and Kenneth N. Musen are the trustees and Cheryl A. Chase and her children are the beneficiaries, (vi) 112,522 shares of Common Stock, or 1.4% of the shares of Common Stock outstanding, owned as of December 31, 1997, by The Darland Trust, a trust of which Rothschild Trust Cayman Limited is trustee and Cheryl A. Chase and her children are the beneficiaries, (vii) 5,500 shares of Common Stock, or less than 0.1% of the shares of Common Stock outstanding, owned as of December 31, 1997, by American Ranger, Inc. ("American Ranger"), a company which is owned and controlled by the Chase family as described below, or (viii) 1,355 shares of Common Stock, or less than 0.1% of the shares of Common Stock outstanding, owned as of December 31, 1997, jointly by Arnold L. Chase and Sandra M. Chase, the spouse of Arnold L. Chase. David
          T. Chase may be deemed to be a beneficial owner of the shares referred to in clause (v) of the immediately preceding sentence and 86,365 of the shares referred to in clause (iv) of the immediately preceding sentence.

          American Ranger is a wholly-owned subsidiary of D.T. Chase Enterprises, Inc. ("DTCE"), a holding company for various Chase family interests. David T. Chase, Arnold L. Chase and Cheryl A. Chase are the directors and executive officers of American Ranger and the directors and three of the executive officers of DTCE. All of the outstanding stock of DTCE is owned by David T. Chase (33.95%), Rhoda L. Chase (2.21%), Arnold L. Chase (9.34%), Cheryl
          A. Chase (14.74%), Arnold Chase Accumulation Trust I (5.07%), Arnold Chase Accumulation Trust II (7.54%), five trusts for the benefit of Arnold L. Chase's children, of which the reporting person and Arnold L. Chase are co-trustees (7.55% in the aggregate), Cheryl A. Chase Accumulation Trust I (4.79%), Cheryl
          A. Chase Accumulation Trust II (7.27%) and five trusts for the benefit of Cheryl A. Chase's children, of which the reporting person and Cheryl A. Chase are co-trustees (7.55% in the aggregate).

          This filing is being made because of the relationships between the reporting person and the other persons named in this Item. The reporting person has not agreed to act together with any of the foregoing persons or with any other person or entity for the purpose of acquiring, holding, voting or disposing of shares of Common Stock and the reporting person disclaims membership in any "group" with respect to the Common Stock for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder.

Item 5. Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

        The reporting person shares the right to receive and to direct the receipt of dividends from, and the proceeds of the sale of, the (i) 55,227 shares of Common Stock owned by the Arnold Chase Accumulation Trust I with Arnold L. Chase and such trust, (ii) 55,227 shares of Common Stock owned by the Arnold Chase Accumulation Trust II with Arnold L. Chase and such trust, (iii) 55,227 shares of Common Stock owned by the Cheryl A. Chase Accumulation Trust I with Cheryl A. Chase and such trust, and (iv) 55,227 shares of Common Stock owned by the Cheryl A. Chase Accumulation Trust II with Cheryl A. Chase and such trust.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

        Not Applicable

Item 8. Identification and Classification of Members of the Group.

        Not Applicable

Item 9. Notice of Dissolution of Group.

        Not Applicable

Item 10.Certification.

        Not Applicable

                             SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 12, 1998



                              /s/ Stanley N. Bergman
                              Stanley N. Bergman